Ameriguard Security Services, Inc.	5470 W. Spruce Avenue, Suite 102 Fresno, CA 93722

August 25, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Patrick Kuhn

Linda Cvrkel

Jennie Beysolow

Jennifer López Molina

Re:	Ameriguard Security Services, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 11, 2023

File No. 333-271200

Dear Sir or Madam:

Ameriguard Security Services, Inc. (the “Company”) is hereby responding to your recent review letter addressed to Lawrence Garcia, Chief Executive Officer of the Company, dated August 7, 2023 (the “SEC Letter”), and is filing amendment number 3 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”). This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 11, 2023

Corporate History, page 1

1. In the sixth paragraph of this section, you disclose that you purchased 10,000,000 shares of Series A-1 Preferred Stock of AGSS from Custodian Ventures, LLC for $500,000. In the last paragraph of this section, you disclose you have no such shares issued and outstanding. Please revise your disclosure to explain the nature and terms of the transaction resulting in the 10,000,000 shares of Series A-1 Preferred Stock no longer being issued and outstanding. In your response, explain where the transactions are presented on your Statements of Stockholders’ Equity as well as the nature of the 675,000 shares of preferred stock that is presented on your Statements of Stockholders’ Equity as of December 31, 2020.

We have added disclosure regarding the transaction resulting in the Series A-1 Preferred Stock no longer being issued on page 1 of the Amendment. The 10,000,000 shares of Series A-1 Preferred Stock were purchased by Ameriguard Security Services (California) from Custodian Ventures, LLC on September 8, 2021, and a change of control occurred. On December 9,h 2022, Ameriguard Security Services (California) cancelled the 10,000,000 shares of Series A-1 Preferred Stock of AGSS as part of the reverse merger transaction. The financial statements were consolidated for both years of 2021 & 2022 as a business combination (ASC) 805 under the common control rule. The financials must be presented as if the companies were combined in the comparative years shown. The 10,000,000 shares were not included as they were cancelled upon the merger. The 675,000 shares were held by unaffiliated holders and were of a different class of Preferred Shares. They have been converted to common stock.

Management’s Discussion and Analysis and Results of Operations, page 23

2. The net loss of $74,003 for the year ended December 31, 2022 and net income for the year ended December 31, 2021 of $128,038 as disclosed on page 24 do not agree to the amounts reflected in the consolidated statement of operations for these periods on page F-4 and appear to represent your net income(loss) from operations rather than your net income (loss). Please reconcile and revise your disclosure to correct these inconsistencies.

We have reconciled and revised our disclosure for consistency.

3. We note your response to comment 4 and reissue the comment in-part. Your discussion and analysis should include descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management’s assessment to have a material impact on future operations. In this regard, we note that 87% of your guard services revenue was earned from four federal contracts operated by the company and that the contracts and their respective terms are applicable to the relevant periods reported in this registration statement. Please revise this section to provide a concise summary of the material terms of your current contracts including the four federal contracts. See Item 303 of regulation S-K.

We have added in the MD&A section on page 23 a concise summary of our current contracts including our four federal contracts and their respective terms. For the federal contracts, there isn’t any specific language in the agreements regarding annual renewal other than it’s at the governments discretion. The remaining 13% of our guard revenue does not have contracts. It’s commercial services provided to ongoing customers and new customers following a standard hourly rate schedule.

Liquidity and Capital Resources , page 24

4. The amounts of cash generated from operations of $223,000, cash used in investing activities of $266,600 and cash used in financing activities of $859,000 during the year ended December 31, 2022 as disclosed on page 24 do not agree to the amounts reflected in your statement of cash flows for this period on page F-6. Please reconcile and revise these disclosures.

We have reconciled and revised the disclosure in the Amendment.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 39

5. You state that the beneficial ownership table is as of July 31, 2022. Please revise so that the table is as of the most recent practicable date. See Item 403 of Regulation S-K.

We have updated the ownership table to a recent date.

Financial Statements

Statements of Cash Flows, page F-6

6. Please correct as necessary your statement of cash flows for the years ended December 31, 2022 and 2021, and the quarters ended March 31, 2023 and March 31, 2022. We note for example, that you present depreciation expense, a non-cash adjustment to net income/loss, as an investing activity instead of as an operating activity for the years ended December 31, 2022 and 2021, and loan principle payments as investing activities instead of financing activities for the quarters ended March 31, 2023 and 2022. For guidance, refer to ASC 230.

We have replaced the March 31, 2023 financial statements and footnotes with June 30, 2023. However, we have corrected the statement of cash flows in the financial statements included with the Amendment, so that such corrections are reflected in the June 30, 2023 financial statements. We have also update all of the comments and MD&A related to the June 30, 2023 financial statements.

7. Please provide us with your analysis for the treatment the purchase of 10,000,000 shares of Preferred A-1 Stock for $500,000 as a financing activity on your Statement of Cash Flows for 2021. Your analysis should address when the reverse acquisition was consummated, including the date on which the preferred stock was transferred for $500,000; the ownership structure before the Preferred A-1 Stock transfer and the ownership structure after the Preferred A-1 Stock transfer; and the nature and terms of the transaction that resulted in the Preferred A-1 Stock no-longer being issued and outstanding.

The 10,000,000 shares of Preferred A-1 Stock were purchased by Ameriguard Security Services (California) from Custodian Ventures LLC for $500,000 on September 8, 2021. These shares were cancelled on December 9, 2022, when the reverse merger took place. The treatment of the purchase is shown on the Cash Flow Statement under the financing section due to the treatment of it as a reverse merger. Under ASC 805 cash flows related to financing activities undertaken to facilitate the reverse merger should be reported in the financing activities section including cash used in the repurchasing of shares.

Exhibits

8. Reference is made to Exhibit 23.1. Please have your Independent Registered Public Accounting Firm revise its consent to reference the correct amendment. The consent currently references Amendment No. 1 to Form S-1 rather than Amendment No. 2 to Form S-1.

We have had the auditor reference the correct amendment in this Amendment filing.

General

9. Please revise to provide the correct printed name for your Chief Financial Officer. In this regard, we note that on page II-5 the signature for your Chief Financial Officer is Mike Goossen, but the printed name is Kathy M. Griffin. See Instruction 2 to Signatures in Form S-1.

We have edited the disclosure to correctly reference our CFO.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Lawrence Garcia
Lawrence Garcia

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